UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File No. 001-39000

Vista Energy, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

N.A.

(Translation of Registrant’s Name into English)

Pedregal 24, Floor 4,

Colonia Molino del Rey, Alcaldía Miguel Hidalgo

Mexico City, 11040

Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

The holders’ meeting relating to the warrants issued by Vista approved the amendments proposed by the Company

Mexico City, Mexico, October 4, 2022 - Vista Energy, S.A.B. de C.V. (“Vista” or the “Company”) (BMV: VISTA, NYSE: VIST) announced to investors that today the meeting of holders (“Holders” and the “Holders’ Meeting”) of the warrants issued by Vista identified with the ticker symbol “VTW408A-EC001” (the “Warrants”), approved the amendments to the warrant indenture and the global certificate that covers such Warrants (the “Warrants Indenture”) proposed by the Company, by means of which a cashless exercise mechanism was implemented that entitles the Holders to, in their sole discretion or at Vista’s discretion (in the latter case, with respect to all outstanding warrants and without any further request, notice or communication required to or from Holders or any other person), obtain one Series A share representative of the capital stock of the Company (“Share”) for each 31 Warrants owned (the “Exercise Ratio”).

As a result, a maximum of 3,215,483 Shares will become outstanding, which represents approximately 90.32% less than the total number of Shares that would have otherwise become outstanding upon exercise of the Warrants under the original terms of the Warrant Indenture, or 33,226,667 Shares, assuming that the Warrants in their original terms would have been exercised in full.

In furtherance of the resolutions adopted at the Holders’ Meeting, Vista and Monex Casa de Bolsa, S.A. de C.V., Monex Grupo Financiero, in its capacity as common representative of the Holders, entered into on the date hereof a first amendment and restatement of the Warrants Indenture reflecting the amendments described above. As a result of the execution of such amendment and restatement and the resolutions adopted by the Holders’ Meeting, the Holders who so desire may exercise their exercise right on a cashless basis pursuant to the terms set forth in the Warrants Indenture, as amended, on or after October 10, 2022.

Vista has made available to Holders certain materials relating to their exercise right at https://vistaenergy.com/warrants. A template notice of exercise is available on that site, which the Holders may use to notify the Company of their intention to exercise their rights under the Warrants.

Legal Notice

This document has been prepared by the Company for disclosure to the public. Neither this document nor its contents constitute the basis of a contract or binding commitment of any nature. Recipients of this document should not construe the contents of this document as legal, tax, purchase or investment advice and should consult their own advisors for such advice. Nothing contained herein should be construed as an expectation, promise or representation regarding past, present or future performance. Neither the Company nor its respective affiliates, advisors or representatives shall be liable (for negligence or otherwise) for any loss or damage arising out of or in any way connected with the use of this document or its contents. The contents of this document are for informational purposes only and do not purport to cover everything necessary to evaluate an investment, and therefore this document should not be relied upon as a basis for buying or selling securities, making an investment, making an investment decision or recommending an investment to any third party. Neither the CNBV nor any other authority has approved or disapproved the information contained in this presentation or its accuracy and adequacy.

Enquiries:

Investor Relations

ir@vistaenergy.com

Mexico: +52 55 55 8647 0128

Argentina: +54 11 3754 8500

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 4, 2022

VISTA ENERGY, S.A.B. DE C.V.

By:	/s/ Alejandro Cherñacov

Name:	Alejandro Cherñacov

Title:	Strategic Planning and Investor Relations Officer